Bonanza

American Bonanza Gold Mining Corp.
Consolidated Financial Statements
For the three months ended March 31, 2004

(Unaudited – Prepared by Management and not reviewed by the Corporation’s auditors)

American Bonanza Gold Mining Corp.
CONSOLIDATED BALANCE SHEETS
(Unaudited)	March 31,	December 31,
	2004	2003
	$	$
ASSETS

CURRENT ASSETS
Cash and cash equivalents	14,115,881	13,406,295
Accounts receivable	173,882	103,231
Prepaid expenses	33,419	33,215
Marketable securities (note 4)	15,000	22,500
	14,338,182	13,565,241
MINERAL PROPERTIES (note 5)	12,560,362	11,406,116
OFFICE EQUIPMENT, net	31,858	35,032
	26,930,402	25,006,389

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 5 (a))	285,271	475,557

FUTURE INCOME TAXES	328,654	328,654
	613,925	804,211
SHAREHOLDERS' EQUITY
Share capital (note 7)	40,464,790	38,208,754
Contributed surplus (note 3 and 7)	3,107,509	232,542
Cumulative currency translation adjustment	43,031	43,031
Deficit	(17,298,853)	(14,282,149)
	26,316,477	24,202,178
	26,930,402	25,006,389

SUBSEQUENT EVENT (note 7)

CONTINGENT LIABILITY (note 5(a))

APPROVED ON BEHALF OF THE BOARD,

Signed: Brian P. Kirwin
Director

Signed: Robert T. McKnight
Director

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended March 31,
(Unaudited)	2004	2003
	$	$

REVENUE
Interest income	84,010	-

EXPENSES (INCOME)
General and administrative (note 8)	124,973	92,621
Exploration	72,499	22,425
Business development	17,200	13,565
Amortization	3,174	2,852
Foreign exchange	401	(98,231)
Marketable securities written down	7,500	-
	225,747	33,232

NET LOSS	(141,737)	(33,232)

DEFICIT, beginning of period	(14,282,149)	(13,676,935)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING POLICY (note 3)	(2,874,967)	-

DEFICIT, end of period	(17,298,853)	(13,710,167)

LOSS PER COMMON SHARE
Basic and diluted	(0.00)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES	173,026,314	96,591,420

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31,
(Unaudited)	2004	2003

	$	$
OPERATING ACTIVITIES
Net loss	(141,737)	(33,232)
Items not affecting cash
Amortization	3,174	2,852
Marketable securities written down	7,500	-
Foreign exchange gain on foreign denominated debt	-	(60,390)

	(131,063)	(90,770)
Changes in non-cash operating accounts
Accounts receivable	(70,855)	(13,280)
Accounts payable	(190,286)	(233,606)

	(392,204)	(337,656)
INVESTING ACTIVITIES
Copperstone property	(800,983)	(491,345)
Other mineral properties	(353,263)	-
Office equipment	-	(10,183)

	(1,154,246)	(501,528)
FINANCING ACTIVITIES
Issue of common shares, net of issue costs	2,256,036	4,172,265
Repayment of long-term debt (note 6)	-	(854,451)

	2,256,036	3,317,814

INCREASE IN CASH	709,586	2,478,630

CASH AND CASH EQUIVALENTS, beginning of period	13,406,295	1,616,691

CASH AND CASH EQUIVALENTS, end of period	14,115,881	4,095,321

SUPPLEMENTARY INFORMATION:

Cash flows include the following elements:
Interest paid	-	16,846

Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

1.

NATURE OF OPERATIONS

American Bonanza Gold Mining Corp. (the “Corporation”) is a development stage mining company engaged in the identification, acquisition, exploration and development of high-grade precious metals properties located in the Great Basin of the American Southwest. The Corporation’s properties contain defined mineral resources but the Corporation has not determined whether these properties contain mineral reserves which are economically recoverable. The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title in the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. The amounts capitalized as deferred expenditures and property acquisition costs represent costs to date, and do not necessarily represent present or future values.

2.

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial reporting, and the accounting policies used are consistent with the most recent annual audited financial statements. While these financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all of the information and notes required by Canadian generally accepted accounting principles for financial statements. The unaudited consolidated financial statements should be read in conjunction with the Corporation’s audited consolidated financial statements and notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2003.

3.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants standard on stock-based compensation. Under this standard the Corporation is required to expense over the vesting period the fair value of stock options at the date of grant. As permitted by this standard the Corporation applied this change retroactively, without restatement, for stock options granted on or after January 1, 2002. As a result, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $2,874,967 relating to stock options granted since January 1, 2002 with a corresponding increase to contributed surplus. For the three months ended March 31, 2004, no stock-based compensation expense was recorded as there were no stock options granted in the period.

Prior to January 1, 2004, no stock-based compensation expense was recognized when stock options were issued to employees or directors but pro forma disclosure was provided as if these grants were accounted for using the fair value method for stock options granted after January 1, 2002.

4.	MARKETABLE SECURITIES As at March 31, 2004, the Corporation held the following marketable securities:

	Number of	March 31,	December 31,
	Shares	2004	2003
		(Unaudited)
		$	$

American Nevada Gold Corp.	300,000	15,000	22,500

Pursuant to the terms of the Option Agreement entered into with American Nevada Gold Corp. (note 5(b)) the Corporation received 300,000 common shares and other consideration for entering into this Agreement. The quoted market value of these securities was $22,500 at December 31, 2003 and $15,000 at March 31, 2004.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

5.	MINERAL PROPERTIES

	March 31,	December 31,
Project	2004	2003
	(Unaudited)
	$	$

Copperstone (a)	10,113,056	9,312,073
Pamlico (b)	1,595,078	1,595,078
Gold Bar (b)	796,421	477,407
Other (c)	55,807	21,558
	12,560,362	11,406,116

Schedule of mineral property expenditures during the three months ended March 31, 2004:

	Copperstone	Pamlico	Gold Bar	Other	Total
	$	$	$	$	$

Balance, December 31, 2003	9,312,073	1,595,078	477,407	21,558	11,406,116

Additions during the three
months ended March 31,2004
Drilling and underground support	349,486				349,486
Geological consulting & related	133,775				133,775
Drilling, net of joint venture costs			299,245		299,245
Assaying	101,543				101,543
Geophysics	28,994		19,769		48,763
Property acquisition costs				34,249	34,249
Site maintenance & camp
Utilities and power	19,560				19,560
Property caretakers	15,815				15,815
Equipment purchase & rentals	143,565				143,565
Telephone	3,414				3,414
Maintenance, Supplies, Other	4,831				4,831
	800,983	-	319,014	34,249	1,154,246
Balance,
March 31, 2004 (Unaudited)	10,113,056	1,595,078	796,421	55,807	12,560,362

(a) Copperstone

The Corporation is currently engaged in exploring and developing the Copperstone gold property in La Paz County, Arizona, United States. The Corporation holds a 100 per cent leasehold interest in the Copperstone Project. The landlord is The Patch Living Trust and the lease is for a 10 year term starting June 12, 1995, renewable by the Corporation for one or more ten-year terms at the Corporation’s option under the same terms and conditions. The Corporation is obligated to pay for all permitting and state lease bonding, insurance, taxes, and to pay a 1 per cent production gross royalty so long as the price of gold in US dollars is less than US$350 per ounce (royalty increases to 6 per cent as price of gold increases to over US$551 per ounce), with a minimum advance royalty per year of US$30,000.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

5.

MINERAL PROPERTIES (Continued)

In August 1998, the Corporation entered into an agreement (the “Arctic Joint Venture”) with Arctic Precious Metals Inc. (“Arctic”), a subsidiary of Royal Oak Mines Inc., to explore and develop the Copperstone gold property. Pursuant to the Arctic Joint Venture, the Corporation acquired a 25 percent interest in the Copperstone Project for a cash payment of US$500,000 with an option to increase its interest in the property to 80 percent by incurring US$4,000,000 of exploration expenditures and other payments. Additionally the Corporation has agreed to make a US$30,000 annual advance royalty payment to the property owner.

In November 1999, the Corporation entered into a purchase and sale agreement with Arctic whereby the Corporation agreed to purchase for US$1,000,000 all of Arctic’s rights, title and interest in the Copperstone Project owned by Arctic who was undergoing U.S. Bankruptcy Code Chapter 11 financial restructuring.

During 2002, court approval was received in Arctic’s U.S. bankruptcy proceedings and on March 4, 2002 the Corporation completed the acquisition of the remaining 75 percent not already owned in the Copperstone property at a cost of US$1,000,000, having received the necessary approvals from the U.S. Bankruptcy Court. Funding for this acquisition was by way of a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”) (note 6).

In June 2000, the Corporation entered into an agreement (the Copperstone D-Zone Joint Venture) with Centennial Development Corporation (“CDC”) for the underground exploration and extraction of mineralized materials from the D-Zone of up to 50,000 tons of mineralized material from the Copperstone property. Pursuant to the Copperstone D-Zone Joint Venture, as amended, the Corporation assumed a 55 percent interest in the Copperstone D-Zone Joint Venture for a cash payment of US$375,000 with an option to increase its interest in the property as follows:

(a) additional 5 percent interest if the Corporation provides all funding necessary to complete Phase One as documented in the agreement; and,

(b) further 15 percent interest for a cash payment of US$500,000.

During 2001, Phase One was completed and the Corporation earned the additional 5 percent interest in the Copperstone D-Zone Joint Venture for a total earned interest of 60 percent.

On February 14, 2002, the Corporation entered into an agreement with CDC whereby it would acquire the remaining 40 percent interest of the D-Zone Joint Venture not already owned for the following consideration:

(a)
assumption of a total of US$325,000 of Copperstone related liabilities and if these liabilities exceed the estimated amount then the additional amounts will be paid equally by CDC and the Corporation. These liabilities were previously recorded by the Corporation as at December 31, 2000 and as at December 31, 2003 all of these liabilities have either been paid or settled;

(b)
assumption of an estimated CDC payroll tax liability of up to US$180,000 that may arise. If these liabilities exceed the estimated amount, then the additional amounts will be paid equally by CDC and the Corporation;

(c)	US$345,000 payable to CDC and or its principal on or before July 31, 2002;

(d)	A net smelter royalty of three percent paid to CDC from the first 50,000 tons of mineralized material extracted from the D-Zone, subsequent to repayment of the Brascan loan agreement (note 6); and,

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

5.	MINERAL PROPERTIES (Continued)

(e)	US$70,000 from initial proceeds from extraction of mineralized materials from the D-Zone, following repayment of the Brascan loan agreement (note 6).

During 2002, the Corporation paid US$345,000 to CDC in accordance with the above agreement and recorded a further US$180,000 in accounts payable to reflect the estimated CDC payroll tax liability that may arise.

During 2002, the Corporation entered into mining services agreement with an Underground Mining Contractor (“Mining Contractor”) for purposes of the development and extension of an existing underground decline in the D-Zone to establish underground infrastructure for subsequent exploration and development programs. On the basis of meeting certain pre-determined performance criteria the Mining Contractor can earn up to a 5 percent net profits royalty from the D-Zone bulk sample of up to 50,000 tons of mineralized material. The bulk sample program has been deferred indefinitely as a result of the Corporation’s current exploration and development programs.

All required payments were made with respect to the Copperstone project during 2003 therefore, the claims held are in good standing until August 2004.

(b)	Pamlico and Gold Bar

Through the acquisition of Bonanza Gold Inc. and its wholly-owned subsidiary, Bonanza Explorations Inc., in 2000 the Corporation owned, or controlled by option, a number of exploration projects in the State of Nevada, U.S.A. The primary projects consisted of Pamlico, Golden Arrow, Gilbert, Gold Bar and Snowstorm properties. During 2001 the Corporation returned the Golden Arrow project to the property vendor and released the Snowstorm, Gilbert and other mineral claims recognizing a write-down of $893,558 during the year ended December 31, 2001.

The Pamlico and Gold Bar projects currently comprise 133 patented and unpatented mining claims covering approximately 10 square kilometers which are prospective for gold. An annual cash filing of US$110 per unpatented claim is required to be paid to the Bureau of Land Management and the local counties. Annual taxes on patented claims are payable to the local authorities. All required payments were made with respect to the Pamlico and Gold Bar projects during 2003; therefore, the claims held are in good standing until August 2004.

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due November 2001 which was deferred and paid in 2002. In 2002, a cash payment of US$150,000 was made. On November 13, 2003 the Corporation made a cash payment of US$150,000 and deferred the final remaining cash payment of US$525,000 until November 2004. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

The Gold Bar property is located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

On September 27, 2002 the Corporation entered into an Option Agreement with American Nevada Gold Corp. (“American Nevada”). Under the terms of the Option Agreement, American Nevada was granted an option to earn a 50 percent interest in both the Pamlico and Gold Bar properties by way of providing cash and securities with a value of $131,500 and funding exploration expenditures over a three year period totalling $3,600,000. Joint venture funding of approximately $540,000 has been received or accrued as at March 31, 2004 (December 31, 2003 - $525,000). On September 9, 2003 American Nevada elected not to proceed with Year 2 and 3 of this option agreement and retained a 5 percent interest in both the Pamlico and Gold Bar properties subject to standard dilution provisions.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

5.	MINERAL PROPERTIES (Continued)

(c)	Other

The Oatman property is located in Mohave County in Northwest Arizona. The Corporation acquired 600 hectares through the staking of 67 unpatented mining claims in November, 2003. The Oatman gold district was discovered in 1864 and was mined continuously through the 1930’s.

The Belmont property is located in the Belmont Mining District of Nevada in Nye County, about 40 miles north of Tonopah and 14 miles east of the 10 million ounce Round Mountain Gold Mine, in the Walker Lane Mineral Belt. The Corporation acquired 200 hectares through the staking of 23 unpatented mining claims in February 2004. Silver was discovered at Belmont in 1865 and was mined continuously to 1891, with intermittent production from 1920 to 1951.

6.

LONG-TERM DEBT

In connection with the acquisition of the remaining 75 percent interest in the Copperstone project not already owned (note 5), the Corporation received a loan of US$1,100,000 from Brascan Financial Corporation (“Brascan”), fully secured against the assets of the Corporation (the “Brascan Loan”) with interest accruing at the U.S. Base Rate and to be paid monthly. The Corporation granted Brascan non-transferable warrants, which were exercised on March 4, 2004, to purchase up to 1,500,000 common shares of the Corporation at $0.13 per share (note 7).

Under the terms of the agreement with Brascan, the Brascan Loan was repayable in two equal installments of US$550,000 on March 4, 2003 and March 4, 2004, and in addition the Corporation agreed to cause all proceeds, net of reasonable commissions, legal and other expenses related to such transaction, of any issuance of securities of the Corporation in excess of the aggregate sum of US$1,000,000 received by the Corporation at any time during which the loan was outstanding, to be immediately paid to Brascan in accordance with the following formula:

(a)	10% of cumulative proceeds greater than US$1,000,000 but less than US$2,000,000;
(b)	20% of cumulative proceeds equal to or greater than US$2,000,000 but less than US$4,000,000; and
(c)	30% of cumulative proceeds equal to or greater than US$4,000,000 but less than US$6,000,000.

As a result of the Corporation’s public offering completed on June 10, 2002 (note 7) the Corporation paid Brascan US$12,800 on July 2, 2002 as a partial principal repayment of the loan outstanding. On March 4, 2003 the Corporation repaid US$537,200 to satisfy its repayment obligation in 2003. On October 29, 2003 the Corporation paid out its remaining loan facility with Brascan with a final payment of US$550,000 on the basis of the preferential repayment terms, described above, that resulted from the Corporation’s private placement and public offering completed on October 23, 2003 (note 7).

7.

SHARE CAPITAL

Authorized

The authorized share capital of the Corporation consists of 400,000,000 (2003 - 400,000,000) Class "A" common voting shares without par value, and 100,000,000 Class "B" preferred shares without par value, issuable in series.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

7.	SHARE CAPITAL (Continued)

	Number of
Issued – Class A Common	Common Shares	Amount

		$
Balance, December 31, 2002	93,266,394	21,329,982

Shares issued for:
Private placements	50,438,311	13,025,000
Corporate finance fee on private placements	1,425,000	-
Public offering	7,142,858	2,000,000
Corporate finance fee on public offering	220,000	-
Warrant exercise	14,316,171	2,991,744
Stock option exercise	600,000	94,500
Share issue costs	-	(1,232,472)
Balance, December 31, 2003	167,408,734	38,208,754

Shares issued for:
Warrant exercise	8,892,727	2,256,036

Balance, March 31, 2004 (Unaudited)	176,301,461	40,464,790

On January 31, 2003 the Corporation completed a brokered private placement of 18,295,454 units at a price of $0.22 per unit totaling $4,025,000. Each unit is comprised of one common share and one half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of one year until January 31, 2004 at a price of $0.28.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 1,829,545 representing 10 percent of the number of units sold, exercisable under the same terms as the private placement, and a corporate finance fee payable through the issuance of 450,000 units. Each unit is comprised of one common share and one non-transferable warrant exercisable under the same terms as the private placement.

On October 23, 2003, the Corporation completed a public offering of 7,142,858 units at a price of $0.28 per unit totaling $2,000,000. Each unit is comprised of one common share and one-half of a non-transferable common share purchase warrant. Each whole non-transferable common share purchase warrant will entitle the holder to acquire one additional common share for a period of two years until October 23, 2005 at a price of $0.35.

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 714,286 representing 10 percent of the number of units sold, exercisable under the same terms as the public offering, and a corporate finance fee payable through the issuance of 220,000 units. Each unit is comprised of one common share and one non-transferable common share purchase warrant exercisable under the same terms as the public offering.

Additionally on October 23, 2003, the Corporation also completed a brokered private placement of 32,142,857 units at a price of $0.28 per unit totaling $9,000,000. Each unit is comprised of one common share and one-half of a transferable common share purchase warrant. Each whole transferable common share purchase warrant entitles the holder to acquire one additional common share for a period of three years until October 23, 2006 at a price of $0.35.

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

7.

SHARE CAPITAL (Continued)

Canaccord as agent for this offering was paid an agent fee of 7 percent on the aggregate gross proceeds, agent warrants totaling 3,214,286 representing 10 percent of the number of units sold and a corporate finance fee payable through the issuance of 975,000 units. Each unit is comprised of one common share and one transferable common share purchase warrant exercisable under the same terms as the private placement.

Options

The Corporation grants incentive stock options as permitted pursuant to the Corporation’s Stock Option Plan ( the “Plan”) approved by the shareholders on June 13, 2003. The Plan has been structured to comply with the rules of the TSX Venture Exchange. The aggregate number of common shares which may be subject to option at any one time may not exceed 10% of the issued common shares of the Corporation as of that date – including options granted prior to the adoption of the Plan. Options may not be granted for a term exceeding 5 years, and the term will be reduced if the Optionee dies to a term of one year following the date of death, and if the Optionee ceases to be qualified to receive options from the Corporation 30 days after the date of such cessation. All options vest when granted unless otherwise specified by the Board of Directors.

The Corporation has granted stock options to acquire an aggregate of 15,160,000 common shares to directors, officers, employees and consultants exercisable at between $0.10 and $0.42 per share at varying times up until October 27, 2008 as follows:

	Number	Weighted average
	of Shares	exercise price

Balance, December 31, 2001	3,040,000	$0.16
Granted	6,710,000	$0.14
Exercised	(50,000)	$0.10
Cancelled	(690,000)	$0.17
Balance, December 31, 2002	9,010,000	$0.15
Granted	7,850,000	$0.40
Exercised	(600,000)	$0.16
Cancelled	(1,100,000)	$ 0.15
Balance, December 31, 2003 and March 31, 2004	15,160,000	$0.28

The fair value of 650,000 options granted to geological consultants has been estimated at $232,542 and has been allocated to the Copperstone gold property. Subsequent to March 31, 2004, 1,550,000 options were granted at $0.30 with an expiry of May 17, 2009.

The following table summarizes stock options outstanding and exercisable at March 31, 2004:

Number of
Options	Exercise Price	Expiry Date
1,600,000	$0.15	December 22, 2005
2,210,000	$0.10	March 4, 2007
3,500,000	$0.17	December 6, 2007
1,250,000	$0.31	February 24, 2008
250,000	$0.29	May 9, 2008
6,350,000	$0.42	October 27, 2008
15,160,000

American Bonanza Gold Mining Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2004 (Unaudited)

7.	SHARE CAPITAL (Continued) Warrants The Corporation has granted common share purchase warrants (“warrants”) to acquire an aggregate of 43,740,583 common shares as follows:

Number of
warrants	Exercise Price	Expiry Date
13,063,919	$0.17	June 10, 2004
6,648,333	$0.17	October 18,2004
3,828,867	$0.35	October 23, 2005
20,199,464	$0.35	October 23, 2006
43,740,583

The weighted average exercise price of these warrants is $0.27 per share. Subsequent to March 31, 2004 355,562 warrants were exercised at $0.17.

Shares held in escrow

At December 31, 2002, 9,000,000 common shares of the 20,000,000 common shares of the Corporation issued to acquire Bonanza Gold Inc. remained in escrow. On March 14, 2003 the Corporation qualified and met the requirements for a TIER 1 issuer on the TSX Venture Exchange and as result of the change in classification all remaining common shares held in escrow were released.

8.	GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002

	$	$

Management fees, consulting and salaries	65,413	56,345
Office and administration	13,813	4,080
Legal and accounting	10,948	14,594
Public company expenses	34,799	17,602
	124,973	92,621